                                                                HECO Exhibit 13
                                                                ---------------
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

Years ended December 31       1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------
(in thousands)
INCOME STATEMENT DATA

Operating revenues ......  $1,071,426   $  981,990   $  907,308   $  874,010   $  776,929
Operating expenses ......     962,635      879,268      819,996      795,925      699,890
                           ----------   ----------   ----------   ----------   ----------
Operating income ........     108,791      102,722       87,312       78,085       77,039
Other income ............      20,675       16,325       14,793       11,556        9,740
                           ----------   ----------   ----------   ----------   ----------
Income before
 interest and other
 charges ................     129,466      119,047      102,105       89,641       86,779
Interest and other
 charges ................      44,253       42,024       36,144       33,515       33,101
                           ----------   ----------   ----------   ----------   ----------
Income before
 preferred stock
 dividends of HECO ......      85,213       77,023       65,961       56,126       53,678
Preferred stock
 dividends of HECO ......       3,865        4,126        4,316        4,421        4,525
                           ----------   ----------   ----------   ----------   ----------
Net income for common
 stock ..................  $   81,348   $   72,897   $   61,645   $   51,705   $   49,153
                           ==========   ==========   ==========   ==========   ==========


At December 31                1996         1995         1994         1993         1992
-----------------------------------------------------------------------------------------
(dollars in thousands)

BALANCE SHEET DATA

Utility plant ...........  $2,674,419   $2,483,005   $2,293,521   $2,102,534   $1,877,404
Accumulated
 depreciation ...........    (828,917)    (762,770)    (702,945)    (641,230)    (583,031)
                           ----------   ----------   ----------   ----------   ----------
Net utility plant .......  $1,845,502   $1,720,235   $1,590,576   $1,461,304   $1,294,373
                           ==========   ==========   ==========   ==========   ==========
Total assets ............  $2,165,546   $2,016,283   $1,889,120   $1,703,276   $1,501,330
                           ==========   ==========   ==========   ==========   ==========
Capitalization:/1/
Long-term debt ..........  $  602,226   $  517,209   $  489,586   $  484,736   $  374,835
Preferred stock
 subject to mandatory
 redemption .............      38,955       41,750       44,844       46,730       48,920
Preferred stock not
 subject to mandatory
 redemption .............      48,293       48,293       48,293       48,293       36,293
Common stock equity .....     751,311      696,905      633,901      570,663      499,894
                           ----------   ----------   ----------   ----------   ----------
Total capitalization ....  $1,440,785   $1,304,157   $1,216,624   $1,150,422   $  959,942
                           ==========   ==========   ==========   ==========   ==========

CAPITAL STRUCTURE RATIOS (%)/2/

Debt ....................        46.5         45.5         45.5         44.1         45.9
Preferred stock .........         5.5          6.2          7.0          8.0          7.9
Common stock equity .....        48.0         48.3         47.5         47.9         46.2
-----------------------------------------------------------------------------------------

/1/ Includes amounts due within one year and sinking fund requirements.
/2/ Includes amounts due within one year, short-term borrowings from nonaffiliates and affiliate, and sinking fund requirements.
NOTE: HEI owns all of HECO's common stock. Therefore, per share data is not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

 The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes.

     Except for historical information contained herein, the matters set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the effect of economic conditions, product demand and market acceptance risks, the impact of competitive products and pricing, capacity and supply constraints or difficulties, new technological developments, governmental and regulatory actions, actual purchases under agreements, the results of financing efforts and the timing and extent of changes in interest rates. Investors are also directed to consider other risks and uncertainties discussed in other periodic reports filed by the Company with the Securities and Exchange Commission.


 RESULTS OF OPERATIONS
 -------------------------------------------------------------------------------

 EARNINGS

     Net income for common stock for 1996 was $81.3 million compared to $72.9 million for 1995 and $61.6 million for 1994. The 1996 net income represents an 11.2% return on the average amount of common stock equity invested in HECO and its subsidiaries (collectively, the "Company"), compared to returns of 11.0% in 1995 and 10.2% in 1994.

 SALES

     Consolidated sales of electricity were 8,991 million kilowatthours (KWH) for 1996, 8,806 million KWH for 1995, and 8,593 million KWH for 1994. The increase in KWH sales in 1996 reflects Hawaii's gradual economic recovery. The increases in KWH sales in 1995 and 1994 reflect the effects of a partial recovery of Hawaii's economy and warmer weather.

 OPERATING REVENUES

     Operating revenues were $1,071.4 million in 1996, compared to $982.0 million in 1995 and $907.3 million in 1994. The 1996 increase in operating revenues of $89.4 million, or 9.1%, was due primarily to higher fuel oil prices which were passed through to customers, higher KWH sales, rate relief granted by the PUC, and recovery through rates of Integrated Resource Plan (IRP) costs, including Demand Side Management (DSM) program costs and shareholder incentives. The rate schedules of the Company include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power costs, and the relative amounts of company-generated power and purchased power.

     Operating revenues for 1995 increased by $74.7 million, or 8.2%, over 1994 revenues due primarily to interim rate increases granted by the PUC, higher KWH sales and higher fuel oil prices, which were passed through to customers.

     Operating revenues for 1994 increased by $33.3 million, or 3.8%, over 1993 revenues due primarily to interim rate increases granted by the PUC to HECO and HELCO and higher KWH sales of electricity. The revenue increase was tempered by lower fuel oil prices, which cost savings were passed through to customers.

 -------------------------------------------------------------------------------

 OPERATING EXPENSES

     Total operating expenses were $962.6 million in 1996 compared to $879.3 million in 1995 and $820.0 million in 1994. The increase in 1996 was due primarily to increases in all categories of operating expenses. The increase in 1995 was due to increases in fuel oil, purchased power, other operation, depreciation and amortization, taxes other than income taxes and income tax expenses. The increase in 1994 was due to increases in purchased power, other operation, maintenance, depreciation and amortization, taxes other than income taxes and income tax expenses, partially offset by lower fuel oil expense.

     Fuel oil expense was $250.5 million in 1996 compared to $207.0 million in 1995 and $186.7 million in 1994. The increase in fuel oil expense in both 1996 and 1995 was due primarily to higher fuel oil prices and higher KWH generated. The decrease in fuel oil expense in 1994 was due primarily to lower fuel oil prices and fewer KWH generated. In 1996, the Company paid an average of $24.08 per barrel for fuel oil, compared to $20.47 in 1995 and $18.92 in 1994.

     Purchased power expense was $286.1 million in 1996 compared to $276.4 million in 1995 and $271.6 million in 1994. The increase in purchased power expense in 1996 was due primarily to higher fuel prices and higher KWH purchased. The increase in purchased power expense in both 1995 and 1994 was due primarily to an increase in capacity and nonfuel purchased power costs paid to independent power producers (IPPs), and an increase in the number of KWH purchased, mostly by HECO. Purchased KWH provided approximately 37.3% of the total energy net generated and purchased in 1996 compared to 37.5% in 1995 and 1994.

     Other operation expense totaled $142.7 million in 1996, an increase of $5.4 million over the 1995 amount. The increase was due primarily to higher IRP related costs, including full scale DSM program costs. In 1995, other operation expense totaled $137.3 million, an increase of $15.6 million over the 1994 amount. The increase was due primarily to higher administrative and general employee benefit costs, which included the expense for postretirement benefits other than pensions (PBOP) required under Statement of Financial Accounting Standards (SFAS) No. 106, and the write off of a regulatory asset (i.e. deferred cost) for the 1994 and 1993 costs of postretirement executive life insurance. In 1994, other operation expense totaled $121.7 million, an increase of $15.8 million over the 1993 amount. The increase was due primarily to higher production, transmission and distribution, and administrative and general expenses, including higher employee benefit costs and the absence in 1994 of the one-time reduction to 1993 expenses due to the establishment of a regulatory asset for vacation earned but not yet taken by employees. HEI charges for general management, administrative and support services totaled $2.3 million in 1996, $2.5 million in 1995 and $2.4 million in 1994.

     Maintenance expense in 1996 of $52.3 million increased $5.1 million from 1995 due primarily to more underground fault repairs on the transmission and distribution systems on Oahu and higher production maintenance for HELCO and MECO. In 1995, maintenance expense totaled $47.2 million, a slight increase from 1994 primarily due to higher production maintenance expense, partially offset by lower weather related maintenance on the transmission and distribution systems. In 1994, maintenance expense totaled $46.4 million, a 4.8% increase from 1993 primarily due to the absence in 1994 of the one-time reduction to 1993 expenses due to the establishment of a regulatory asset for vacation earned but not yet taken by employees, and increased maintenance on the transmission and distribution systems, partially offset by lower production maintenance expenses.

     Depreciation and amortization expense was up 8.6% in 1996 to $73.5 million, up 6.1% in 1995 to $67.6 million and up 14.0% in 1994 to $63.8 million. In all years, the increases reflect depreciation of the Company's additions to plant in service

 -------------------------------------------------------------------------------

 in the previous year. Major additions to plant in service in 1995 included HECO's Waiau-Campbell Industrial Park 138-kilovolt line and MECO's Maalaea-Naalae 69-kilovolt line. Additions to plant in service in 1994 consisted primarily of transmission and distribution projects. Major additions to plant in service in 1993 included HECO's Waiau-Makalapa 138-kilovolt line and MECO's 18-megawatt heat recovery unit and 20-megawatt combustion turbine unit at Maalaea.

     Taxes, other than income taxes, increased by 9.1% in 1996 to $101.4 million, by 8.2% in 1995 to $93.0 million and by 6.4% in 1994 to $85.9 million. These taxes consist primarily of taxes based on revenues, and the increases in these taxes reflect the corresponding increases in each year's operating revenues. In 1994, the increase also reflects an increase in the PUC fee rate from 0.25% to 0.5%, as a result of legislation by the Hawaii State Legislature.

 OPERATING INCOME

     Operating income for 1996 increased 5.9% compared to 1995 due in part to higher KWH sales, rate increases and DSM program related shareholder incentives, partly offset by increased expenses. Operating income for 1995 and 1994 increased 17.6% and 11.8%, respectively, compared to the prior year due in part to rate increases and higher KWH sales, partly offset by increased expenses.

 OTHER INCOME

     Other income for 1996 totaled $20.7 million, compared to $16.3 million for 1995 and $14.8 million for 1994. The increase in 1996 was due primarily to higher Allowance for Equity Funds Used During Construction (AFUDC-Equity), reflecting higher average levels of construction in progress during the year, and interest income on deferred IRP costs. The increase in 1995 and 1994 was due primarily to higher AFUDC-Equity.

 INTEREST AND OTHER CHARGES

     Interest and other charges for 1996 totaled $44.3 million, compared to $42.0 million for 1995 and $36.1 million for 1994. Interest on long-term debt increased by $2.6 million in 1996, by $2.7 million in 1995 and by $4.3 million in 1994. The increase in 1996 was due to interest on drawdowns of tax-exempt special purpose revenue bond proceeds during 1996, and the full year's interest on the drawdowns of revenue bond proceeds in 1995. The 1996 increase in interest on long-term debt was partially offset by lower medium-term note interest resulting from the retirement of HECO's 5.15% medium-term note of $20 million and MECO's 5.15% medium-term note of $10 million in December 1996.

     The increase in interest on long-term debt in 1995 was due to interest on drawdowns of tax-exempt special purpose revenue bond proceeds during 1995 and the full year's interest on the drawdowns of revenue bond proceeds. The 1995 increase in interest on long-term debt was partially offset by lower interest on first mortgage bonds resulting from the early redemptions in February 1995 of HECO's 4.55% Series N mortgage bonds of $11 million, and lower medium-term note interest resulting from the retirement of HELCO's 4.85% medium-term note of $10 million in December 1995.

     The increase in interest on long-term debt in 1994 was due to interest on drawdowns of tax-exempt special purpose revenue bond proceeds during 1994 and the full year's interest on the drawdowns of revenue bond proceeds and the sale of medium-term notes in 1993. The 1994 increase in interest on long-term debt was partially offset by lower interest for first mortgage bonds resulting from the early redemptions in March 1994 of HECO's 9.125% Series X mortgage bonds of $20 million, HELCO's 8.5% to 10.75% Series I, L, M and N mortgage bonds totaling

 -------------------------------------------------------------------------------

 $12.5 million and MECO's 8.75% to 10.75% Series I, J, K, L and M mortgage bonds totaling $15.5 million.

     Other interest charges of $9.5 million for 1996 were $.5 million higher than for 1995 due to higher interest on short-term borrowings as a result of higher borrowing levels during the year, partially offset by lower interest rates. Other interest charges of $9.0 million for 1995 were $4.3 million higher than for 1994 due to higher interest on short-term borrowings as a result of higher borrowing levels during the year and higher interest rates. Other interest charges of $4.8 million for 1994 were $2.7 million lower than for 1993 due to lower interest on short-term borrowings as a result of lower borrowing levels during the year, partially offset by higher interest rates.

 COMPETITION

     The electric utility industry is becoming increasingly competitive nationally as a result of various factors including product price, service reliability, new technologies and government actions. Competition in the generation sector in Hawaii is moderated, however, by the scarcity of generation sites, various permitting processes and lack of interconnections to other electric utilities.

     IPPs are well established in Hawaii and continue to actively pursue new projects. Customer self-generation, with or without co-generation, has made inroads in Hawaii and is a continuing competitive factor. HECO has been able to compete successfully in this environment by offering customers economic alternatives that, among other things, employ energy efficient electrotechnologies such as the heat pump water heater.

     On December 30, 1996, the PUC instituted a proceeding to identify and examine the issues surrounding electric competition and to determine the impact of competition on the electric utility infrastructure in Hawaii. This is similar to what commissions in other jurisdictions have done. In its order, the PUC recognizes that Hawaii's stand-alone island energy systems are different from the interconnected systems of the contiguous states, but also recognizes the need to determine how to respond in Hawaii to changes occurring in the industry. The PUC set forth a preliminary enumeration of the issues, including feasible forms of competition, the regulatory compact, public interest benefits, long-term integrated resource planning, appropriate treatment of potential stranded costs, and the identification of the objectives and the establishment of a time frame for the introduction of competition in the electric utility industry. The identified parties to the proceeding are the Consumer Advocate, HECO, MECO, HELCO and the Kauai Electric Division of Citizens Utilities Company. Requests to intervene and/or participate in the proceeding have been submitted to the PUC by 15 organizations, including IPPs, government agencies and others. The PUC has not set a procedural schedule for the proceeding, but has indicated that the parties in the docket should use the collaborative process to compile information, create a discussion forum, and narrow the issues to be considered in connection with any restructuring of the electric industry in response to emerging competition.

 REGULATION OF ELECTRIC UTILITY RATES

     The PUC has broad discretion in its regulation of the rates charged by the Company and in other matters. Any adverse decision and order (D&O) by the PUC concerning the level or method of determining electric utility rates, the authorized returns on equity or other matters, or any prolonged delay in rendering a D&O in a rate or other proceeding, could have a material adverse effect on the Company's financial condition and results of operations. Upon a showing of probable entitlement, the PUC is required to issue an interim D&O in a rate case

 -------------------------------------------------------------------------------

 within 10 months from the date of filing a completed application if the evidentiary hearing is completed (subject to extension for 30 days if the evidentiary hearing is not completed). There is no time limit for rendering a final D&O. Interim rate increases are subject to refund with interest, pending the final outcome of the case.

     Management cannot predict with certainty when D&Os in pending or future rate cases will be rendered or the amount of any interim or final rate increase that may be granted.

 RECENT RATE REQUESTS

     HECO and its subsidiaries have requested electric rate increases to cover rising operating costs, the cost of purchased power and the cost of plant and equipment, including the cost of new capital projects to maintain and improve service reliability.

 Postretirement benefits other than pensions

      In November 1994, the PUC issued a D&O that authorized full recovery of PBOP costs, determined pursuant to SFAS No. 106, effective January 1, 1995. The D&O also allowed the recovery, over the following 18 years, of the regulatory assets related to PBOP costs. The costs of postretirement executive life insurance, however, were subsequently disallowed. See Note 10 in the "Notes to Consolidated Financial Statements."

 HECO

     In July 1993, HECO filed a request to increase rates based on a 1994 test year. HECO requested an 8.6% increase (as revised) over rates in effect at the time, or $53.8 million in annual revenues, based on a 12.75% return on average common equity (ROACE). In December 1994, HECO received a final D&O authorizing a 6.5%, or $40.5 million, increase in annual revenues, effective January 1, 1995 and based on a 12.15% ROACE. The final D&O, together with the PBOP D&O, resulted in a $50.5 million annual rate increase.

     In December 1993, HECO filed a request to increase rates based on a 1995 test year. HECO requested a 4.1% increase (as revised), or $28.2 million in annual revenues, based on a 13.25% ROACE. In December 1995, HECO received a final D&O authorizing a 1.3%, or $9.1 million, increase in annual revenues, based on an 11.4% ROACE. The D&O required a refund to customers because HECO had previously received four interim increases totaling $18.9 million on an annualized basis, or $9.8 million more than the amount that was finally approved. The reduction in rate increase resulted primarily from the lower ROACE used by the PUC in the final D&O because of declining interest rates subsequent to the first interim increase, which had been effective January 1, 1995 and had been based on a 12.6% ROACE. The refund amount of $10 million (representing amounts received under interim rates in excess of final approved rates, with interest thereon) was accrued in December 1995, and returned to customers in the first half of 1996. The D&O also did not provide revenue to cover costs relating to postretirement executive life insurance. HECO and its subsidiaries wrote off a regulatory asset relating to such costs, resulting in a 1995 after tax charge of $1.1 million.

 HELCO

     In November 1993, HELCO filed a request to increase rates 13.4%, or $15.8 million in annual revenues, based on a 1994 test year and a 12.4% ROACE (which was later increased to 13.1%). In February 1995, HELCO received a final D&O authorizing an 11.8%, or $13.7 million, increase in annual revenues, based on a

 -------------------------------------------------------------------------------
 12.6% ROACE. The final D&O, together with the PBOP D&O, resulted in a $15.5 million annual rate increase.

     In March 1995, HELCO filed a request to increase rates based on a 1996 test year. In February 1996, HELCO revised its requested increase to 6.2%, or $8.9 million in annual revenues, based on a 12.5% ROACE. In March 1996, HELCO received an interim D&O authorizing a 4.8%, or $6.8 million, increase in annual revenues, based on an 11.65% ROACE, effective March 4, 1996. A final order is pending.

 MECO

     In November 1991, MECO filed a request to increase rates. In January 1993, MECO revised its requested increase to 10.0%, or $11.4 million in annual revenues, based on a 13.0% ROACE and a 1993 test year. In August 1994, MECO received a final D&O authorizing a 7.0%, or $8.1 million, increase in annual revenues, based on a 12.75% ROACE. The final D&O, together with the PBOP D&O, resulted in a $10.0 million annual rate increase.

     In February 1995, MECO filed a request to increase rates based on a 1996 test year. MECO's final requested increase was 3.8%, or $5.0 million in annual revenues, based on an 11.5% ROACE. In January 1996, MECO received an interim D&O authorizing an increase of 2.8%, or $3.7 million in annual revenues, based on an 11.5% ROACE, effective February 1, 1996. A final order is pending.

     In May 1996, MECO filed a request to increase rates based on a 1997 test year, primarily to recover the costs related to its new generating unit M17. MECO requested an increase of 13.0%, or $18.9 million in annual revenues, over rates in effect at the time of filing, based on a 12.9% ROACE. On November 7, 1996, MECO filed a motion with the PUC to approve an agreement between MECO and the Consumer Advocate which would close the MECO 1997 rate case and would provide MECO with an increase in annual revenues of $1.5 million over revenues at currently effective rates, based on an 11.65% ROACE. The stipulated increase will not become effective unless and until the PUC approves the stipulation. The primary reason for the agreement between MECO and the Consumer Advocate was a delay in the expected in-service date for MECO's generating unit M17, from the second half of 1997 to the first half of 1998, which resulted from delays in obtaining the necessary air quality Prevention of Significant Deterioration
 (PSD) permit from the Department of Health of the State of Hawaii (DOH) and the U.S. Environmental Protection Agency (EPA). MECO anticipates that it will obtain in 1997 the PSD permit necessary to place generating unit M17 in service in 1998, in which event it is likely that MECO will file a request to increase rates based on a 1998 test year.

 Property damage reserve

     In March 1995, the PUC opened a generic docket to investigate whether the public utilities in the State of Hawaii should be allowed to establish property damage reserves to cover the cost of damage to their facilities and equipment caused by catastrophic disasters. The Company's overhead transmission and distribution systems are susceptible to wind and earthquake damage, and their underground systems are susceptible to earthquake and flood damage. The overhead and underground transmission and distribution systems (with the exception of substation buildings and contents) have a replacement value roughly estimated at approximately $2 billion and are uninsured because the amount of transmission and distribution system insurance available is limited and the premiums are extremely high.

 HELCO POWER SITUATION

     See Note 11 in the "Notes to Consolidated Financial Statements."

 -------------------------------------------------------------------------------

 EFFECTS OF INFLATION

     Inflation, as measured by the U.S. Consumer Price Index, averaged 2.9% in 1996, 2.8% in 1995, and 2.6% in 1994. Although the rate of inflation over the past three years has been relatively low compared with the late 1970's and early 1980's, inflation continues to have an impact on the Company's operations.

     Inflation increases operating costs and the replacement cost of assets. The Company has significant physical assets and replaces assets at costs which are much higher than those historically incurred, and requests rate relief as necessary to maintain adequate earnings. In the past, the PUC has generally approved rate relief to cover the effects of inflation. In 1996, 1995 and 1994, the Company received rate increases, in part to cover increases in operating expenses and construction costs due to inflation.

 ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION

     In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs based on current cost-based rate-making regulations. Management believes HECO and its subsidiaries' operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial position, and/or liquidity would result. See Note 6 in the "Notes to Consolidated Financial Statements" for further discussion.

 ENVIRONMENTAL MATTERS

     HECO and its subsidiaries are subject to environmental laws and regulations which could potentially impact the Company in terms of operating existing facilities, constructing and operating new facilities and ensuring the proper cleanup and disposal of hazardous waste and toxic substances. Management believes that the recovery through rates of most, if not all, of any costs incurred by HECO and its subsidiaries in complying with these environmental requirements would be allowed by the PUC. However, as with other costs reviewed by the PUC in the rate-making process, these costs may not be fully allowed by the PUC for rate-making purposes. Based on information available to the Company, management is not aware of any contingent liabilities relating to environmental matters that would have a material adverse effect on the Company.

     For a discussion of an ongoing environmental investigation related to Honolulu Harbor, see Note 11 in the "Notes to Consolidated Financial Statements."

 ELECTRIC AND MAGNETIC FIELDS

     Research is ongoing about the potential adverse health effects from exposure to electric and magnetic fields (EMF). However, the scientific community has not yet reached a consensus on the nature of any health effects. HECO and its subsidiaries are participating in utility industry funded studies on the subject and are taking steps to reduce EMF, where prudent, in the design of new transmission and distribution facilities. The Company cannot predict the impact, if any, the EMF issue may have on the Company in the future.

 ACCOUNTING CHANGE

     See Note 1 in the "Notes to Consolidated Financial Statements."

 LIQUIDITY AND CAPITAL RESOURCES
 -------------------------------------------------------------------------------

     The Company believes that its ability to generate cash, both internally from operations and externally from debt and equity issues, is adequate to maintain sufficient liquidity to fund its construction programs and to cover debt and other cash requirements in the foreseeable future.

 -------------------------------------------------------------------------------

     Capital expenditures requiring the use of cash, as shown on the "Consolidated Statements of Cash Flows," totaled approximately $188.2 million in 1996, of which $84.0 million was attributable to HECO, $35.5 million to HELCO and $68.7 million to MECO. Approximately 66% of the total 1996 capital expenditures was for transmission and distribution projects, including MECO's Maalaea-Lahaina 69 kilovolt line and HECO's Iwilei substation and approximately 34% was for generation and general plant projects, including MECO's Maalaea combustion turbine and Lanai and Molokai generation expansion and HELCO's Keahole combustion turbines. Cash contributions in aid of construction received in 1996 totaled $9.7 million.

     In 1996, the Company's investing activities used $177.2 million in cash, primarily for capital expenditures. Proceeds from the issuance of long-term debt of $114.9 million provided most of the cash for capital expenditures. Cash provided from financing activities also included HECO's cash sale of common stock of $30.0 million to HEI. Financing activities used cash for common and preferred dividends of $60.9 million and a decrease in short-term borrowings of $12.8 million. Operating activities provided $142.8 million toward cash requirements of financing activities and capital expenditures.

     The Companies' consolidated requirements for funds in the years 1997 through 2001, including net capital expenditures, long-term debt retirements and sinking fund requirements, are currently estimated to total $768 million. HECO's consolidated internal sources, after payment of common stock and preferred stock dividends, are currently expected to provide approximately 75% of the $768 million in total requirements, with debt and equity financing providing the remaining requirements. As of December 31, 1996, an additional $45 million of revenue bonds was authorized by the Hawaii legislature for issuance prior to the end of 1997, and an additional $150 million was authorized for issuance prior to the end of 1999. HECO currently estimates that it will require approximately $23 million in new common equity, in addition to retained earnings, over the five-year period 1997 through 2001. The PUC must approve issuances of long-term securities for HECO, HELCO and MECO.

     Capital expenditures include the costs of projects which are required to meet expected load growth, to improve reliability and to replace and upgrade existing equipment. Net capital expenditures, for the five-year period 1997 through 2001, are currently estimated to total $711 million. Approximately 65% of forecast gross capital expenditures, including AFUDC and capital expenditures funded by third-party cash contributions in aid of construction, is for transmission and distribution projects, with the remaining 35% primarily for generation projects. At December 31, 1996, purchase commitments other than those related to fuel and power purchase contracts amounted to approximately $47 million, including amounts for construction projects. See Note 11 in the "Notes to Consolidated Financial Statements" for a discussion of fuel and power purchase commitments.

     For 1997, net capital expenditures are estimated to be $118 million, and gross capital expenditures are estimated to be $153 million, of which approximately 63% is for transmission and distribution projects. An estimated $36 million is planned for new generation projects. Drawdowns of proceeds from the sale of tax-exempt special purpose revenue bonds, the sale of Cumulative Quarterly Income Preferred Securities of HECO Capital Trust I and the generation of funds from internal sources are expected to provide the cash needed for the net capital expenditures.

     Capital expenditure estimates and the timing of construction projects are reviewed periodically by management and may change significantly as a result of many considerations, including changes in economic conditions, changes in forecasts of KWH sales and peak load, the availability of purchased power, the availability of generating sites and transmission and distribution corridors, the ability to obtain adequate and timely rate relief, escalation in construction costs, DSM programs and requirements of environmental and other regulatory and permitting authorities.

 -------------------------------------------------------------------------------

     As of February 12, 1997, Standard & Poor's (S&P), Moody's Investors Service (Moody's) and Duff & Phelps Credit Rating Co. (D&P) rated HECO's securities as follows:

                                              S&P          Moody's       D&P
 -------------------------------------------------------------------------------

 First mortgage bonds.......................  BBB+         A3            A

 Revenue bonds .............................  BBB+         Baa1          A-

 Cumulative preferred stock ................  BBB          baa1          BBB+

 Other unsecured debt ......................  BBB+         Baa1          A-

 Commercial paper ..........................  A-2          P-2           Duff 1-

 -------------------------------------------------------------------------------

 The above ratings are not recommendations to buy, sell or hold any securities, and such ratings may be subject to revision or withdrawal at any time by the rating agencies.

     The Company's management cannot predict with certainty future rating agency actions or their effects on the future cost of capital to the Company.

CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

Years ended December 31                            1996        1995       1994
--------------------------------------------------------------------------------
(in thousands)
OPERATING REVENUES ...........................  $1,071,426   $981,990   $907,308
                                                ----------   --------   --------

OPERATING EXPENSES:
Fuel oil .....................................     250,544    207,001    186,717
Purchased power ..............................     286,077    276,364    271,636
Other operation ..............................     142,699    137,349    121,740
Maintenance ..................................      52,305     47,225     46,427
Depreciation and amortization ................      73,453     67,649     63,779
Taxes, other than income taxes ...............     101,387     92,961     85,877
Income taxes .................................      56,170     50,719     43,820
                                                ----------   --------   --------

                                                   962,635    879,268    819,996
                                                ----------   --------   --------

OPERATING INCOME .............................     108,791    102,722     87,312
                                                ----------   --------   --------

OTHER INCOME:
Allowance for equity funds used during
  construction ...............................      11,741     10,202      9,064
Other, net ...................................       8,934      6,123      5,729
                                                ----------   --------   --------

                                                    20,675     16,325     14,793
                                                ----------   --------   --------

INCOME BEFORE INTEREST AND OTHER CHARGES .....     129,466    119,047    102,105
                                                ----------   --------   --------

INTEREST AND OTHER CHARGES:
Interest on long-term debt ...................      36,645     34,088     31,369
Amortization of net bond premium and
  expense ....................................       1,302      1,273      1,208
Other interest charges .......................       9,504      9,016      4,763
Allowance for borrowed funds used during
  construction ...............................      (5,862)    (5,112)    (4,043)
Preferred stock dividends of subsidiaries ....       2,664      2,759      2,847
                                                ----------   --------   --------

                                                    44,253     42,024     36,144
                                                ----------   --------   --------

INCOME BEFORE PREFERRED STOCK DIVIDENDS
  OF HECO ....................................      85,213     77,023     65,961
Preferred stock dividends of HECO ............       3,865      4,126      4,316
                                                ----------   --------   --------

NET INCOME FOR COMMON STOCK ..................  $   81,348   $ 72,897   $ 61,645
                                                ==========   ========   ========

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries


Years ended December 31                             1996       1995       1994
--------------------------------------------------------------------------------
(in thousands)
RETAINED EARNINGS, BEGINNING OF YEAR .........    $343,425   $308,535   $275,401
Net income for common stock ..................      81,348     72,897     61,645
Common stock dividends .......................     (57,003)   (38,007)   (28,511)
                                                  --------   --------   --------

RETAINED EARNINGS, END OF YEAR ...............    $367,770   $343,425   $308,535
                                                  ========   ========   ========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

December 31                                             1996         1995
--------------------------------------------------------------------------------
(in thousands)

ASSETS
UTILITY PLANT, AT COST:
Land .............................................   $   29,897   $   27,578
Plant and equipment ..............................    2,446,073    2,263,300
Less accumulated depreciation ....................     (828,917)    (762,770)
Plant acquisition adjustment, net ................          614          667
Construction in progress .........................      197,835      191,460
                                                     ----------   ----------
     NET UTILITY PLANT ...........................    1,845,502    1,720,235
                                                     ----------   ----------

CURRENT ASSETS:
Cash and equivalents .............................          823           20
Customer accounts receivable, net ................       76,578       67,698
Accrued unbilled revenues, net ...................       43,726       43,695
Other accounts receivable, net ...................        4,179        5,355
Fuel oil stock, at average cost ..................       28,490       13,469
Materials and supplies, at average cost ..........       18,942       20,538
Prepayments and other ............................        3,676        2,297
                                                     ----------   ----------
     TOTAL CURRENT ASSETS ........................      176,414      153,072
                                                     ----------   ----------

OTHER ASSETS:
Regulatory assets ................................       98,380       97,114
Unamortized debt expense .........................       12,466       10,022
Long-term receivable and other ...................       32,784       35,840
                                                     ----------   ----------
     TOTAL OTHER ASSETS ..........................      143,630      142,976
                                                     ----------   ----------
                                                     $2,165,546   $2,016,283
                                                     ==========   ==========

CAPITALIZATION AND LIABILITIES
CAPITALIZATION (see Consolidated Statements of Capitalization):
Common stock equity ..............................   $  751,311   $  696,905
Cumulative preferred stock:
  Not subject to mandatory redemption ............       48,293       48,293
  Subject to mandatory redemption ................       36,160       39,955
Long-term debt, net ..............................      589,226      487,306
                                                     ----------   ----------
     TOTAL CAPITALIZATION ........................    1,424,990    1,272,459
                                                     ----------   ----------

CURRENT LIABILITIES:
Long-term debt due within one year ...............       13,000       29,903
Preferred stock sinking fund payments ............        2,795        1,795
Short-term borrowings-nonaffiliates ..............      125,920      131,753
Short-term borrowings-affiliate ..................           --        7,000
Accounts payable .................................       66,062       48,691
Interest and preferred dividends payable .........       11,034        9,954
Taxes accrued ....................................       55,586       42,968
Other ............................................       24,843       37,573
                                                     ----------   ----------
     TOTAL CURRENT LIABILITIES ...................      299,240      309,637
                                                     ----------   ----------

DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred income taxes ............................      119,613      116,963
Unamortized tax credits ..........................       47,634       45,935
Other ............................................       76,264       79,435
                                                     ----------   ----------
     TOTAL DEFERRED CREDITS AND OTHER LIABILITIES.      243,511      242,333
                                                     ----------   ----------

CONTRIBUTIONS IN AID OF CONSTRUCTION .............      197,805      191,854
                                                     ----------   ----------
                                                     $2,165,546   $2,016,283
                                                     ==========   ==========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CAPITALIZATION
--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

December 31                                                 1996        1995
--------------------------------------------------------------------------------
(dollars in thousands, except per share amounts)
COMMON STOCK EQUITY:
Common stock of $6 2/3 par value.
  Authorized: 50,000,000 shares. Outstanding:
  1996, 12,805,843 shares and 1995, 12,302,657 shares...  $  85,387   $  82,031
Premium on capital stock ...............................    298,154     271,449
Retained earnings ......................................    367,770     343,425
                                                          ---------   ---------

     COMMON STOCK EQUITY                                    751,311     696,905
                                                          ---------   ---------

CUMULATIVE PREFERRED STOCK:
  Authorized: 5,000,000 shares of $20 par value and
  7,000,000 shares of $100 par value. Outstanding:
  1996, 1,764,207 shares and 1995, 1,792,157
  shares.
                                   SHARES
                                OUTSTANDING
             PAR                DECEMBER 31,
SERIES      VALUE                   1996
--------------------------------------------

SERIES NOT SUBJECT TO MANDATORY REDEMPTION:
C-4 1/4%    $ 20 (HECO) ........    150,000 ........          3,000       3,000
D-5%          20 (HECO) ........     50,000 ........          1,000       1,000
E-5%          20 (HECO) ........    150,000 ........          3,000       3,000
H-5 1/4%      20 (HECO) ........    250,000 ........          5,000       5,000
I-5%          20 (HECO) ........     89,657 ........          1,793       1,793
J-4 3/4%      20 (HECO) ........    250,000 ........          5,000       5,000
K-4.65%       20 (HECO) ........    175,000 ........          3,500       3,500
M-8.05%      100 (HECO) ........     80,000 ........          8,000       8,000
A-8 7/8%     100 (HELCO) .......     30,000 ........          3,000       3,000
G-7 5/8%     100 (HELCO) .......     70,000 ........          7,000       7,000
A-8%         100 (MECO) ........     20,000 ........          2,000       2,000
B-8 7/8%     100 (MECO) ........     10,000 ........          1,000       1,000
H-7 5/8%     100 (MECO) ........     50,000 ........          5,000       5,000
                                  ---------               ---------   ---------

                                  1,374,657                  48,293      48,293
                                  =========               ---------   ---------

SERIES SUBJECT TO MANDATORY REDEMPTION:
Q-7.68%     $100 (HECO) ........     84,000 ........          8,400       8,800
R-8.75%      100 (HECO) ........    170,000 ........         17,000      19,000
C-9 1/4%     100 (HELCO) .......      2,000 ........            200         400
D-12 3/4%    100 (HELCO) .......      5,500 ........            550         600
E-12.25%     100 (HELCO) .......      6,500 ........            650         700
F-8.5%       100 (HELCO) .......     60,000 ........          6,000       6,000
D-8 3/4%     100 (MECO) ........      9,550 ........            955       1,050
F-13 3/4%    100 (MECO) ........      2,000 ........            200         200
G-8.5%       100 (MECO) ........     50,000 ........          5,000       5,000
                                  ---------               ---------   ---------
                                    389,550 ........         38,955      41,750
                                  =========
Less sinking fund payments due within one year .....          2,795       1,795
                                                          ---------   ---------
                                                             36,160      39,955
                                                          ---------   ---------
     CUMULATIVE PREFERRED STOCK ....................         84,453      88,248
                                                          ---------   ---------

See accompanying "Notes to Consolidated Financial Statements."     (continued)

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

December 31                                                1996        1995
--------------------------------------------------------------------------------
(in thousands)
LONG-TERM DEBT:
First mortgage bonds:
  HECO:  5.75%, due 1997 .............................  $   13,000  $   13,000
         7 5/8%, due 2002 ............................      10,000      10,000
  HELCO: 7 3/4-7 7/8%, due 2002 through 2003 .........       5,000       5,000
  MECO:  7 3/4-7 7/8%, due 2002 through 2003 .........       7,000       7,000
                                                        ----------  ----------
      Total first mortgage bonds .....................      35,000      35,000
                                                        ----------  ----------

Obligations to the State of Hawaii for the repayment
of Special Purpose Revenue Bonds:
  HECO, 5 7/8%, series 1996B, due 2026 ...............      14,000        --
  HELCO, 5 7/8%, series 1996B, due 2026 ..............       1,000        --
  MECO, 5 7/8%, series 1996B, due 2026 ...............      35,000        --
  HECO, 6.20%, series 1996A, due 2026 ................      48,000        --
  HELCO, 6.20%, series 1996A, due 2026 ...............       7,000        --
  MECO, 6.20%, series 1996A, due 2026 ................      20,000        --
  HECO, 6.60%, series 1995A, due 2025 ................      40,000      40,000
  HELCO, 6.60%, series 1995A, due 2025 ...............       5,000       5,000
  MECO, 6.60%, series 1995A, due 2025 ................       2,000       2,000
  HECO, 5.45%, series 1993, due 2023 .................      50,000      50,000
  HELCO, 5.45%, series 1993, due 2023 ................      20,000      20,000
  MECO, 5.45%, series 1993, due 2023 .................      30,000      30,000
  HECO, 6.55%, series 1992, due 2022 .................      40,000      40,000
  HELCO, 6.55%, series 1992, due 2022 ................      12,000      12,000
  MECO, 6.55%, series 1992, due 2022 .................       8,000       8,000
  HECO, 7 3/8%, series 1990C, due 2020 ...............      25,000      25,000
  HELCO, 7 3/8%, series 1990C, due 2020 ..............      10,000      10,000
  MECO, 7 3/8%, series 1990C, due 2020 ...............      20,000      20,000
  HECO, 7.60%, series 1990B, due 2020 ................      21,000      21,000
  HELCO, 7.60%, series 1990B, due 2020 ...............       4,000       4,000
  HECO, 7.35%, series 1990A, due 2020 ................      16,000      16,000
  HELCO, 7.35%, series 1990A, due 2020 ...............       3,000       3,000
  MECO, 7.35%, series 1990A, due 2020 ................       1,000       1,000
  HECO, 7 5/8%, series 1988, due 2018 ................      30,000      30,000
  HELCO, 7 5/8%, series 1988, due 2018 ...............      11,000      11,000
  MECO,  7 5/8%, series 1988, due 2018 ...............       9,000       9,000
  HECO, 6 7/8%, refunding series 1987, due 2012 ......      42,580      42,580
  HELCO, 6 7/8%, refunding series 1987, due 2012 .....       7,200       7,200
  MECO, 6 7/8%, refunding series 1987, due 2012 ......       7,720       7,720
  HELCO, 7.20%, series 1984, due 2014 ................      11,400      11,400
                                                        ----------  ----------
                                                           550,900     425,900
  Less funds on deposit with trustees ................       9,132         943
                                                        ----------  ----------
       Total obligations to the State of Hawaii ......     541,768     424,957
                                                        ----------  ----------

Other long-term debt - unsecured:
  HECO, 5.15% note, paid in 1996 .....................        --        20,000
  HECO, 5.83% note, due in 1998 ......................      30,000      30,000
  MECO, 5.15% note, paid in 1996 .....................        --        10,000
                                                        ----------  ----------
       Total other long-term debt - unsecured ........      30,000      60,000
                                                        ----------  ----------
       Total long-term debt ..........................     606,768     519,957
Less unamortized discount ............................       4,542       2,748
Less amounts due within one year, net of discount ....      13,000      29,903
                                                        ----------  ----------
    LONG-TERM DEBT, NET...............................     589,226     487,306
                                                        ----------  ----------
      TOTAL CAPITALIZATION............................  $1,424,990  $1,272,459
                                                        ==========  ==========

See accompanying "Notes to Consolidated Financial Statements."

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

Years ended December 31                                1996        1995        1994
---------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before preferred stock dividends of
  HECO ..........................................   $  85,213   $  77,023   $  65,961
Adjustments to reconcile income before
 preferred stock dividends of HECO to
 net cash provided by operating
 activities:
  Depreciation and amortization of property,
    plant and equipment .........................      73,453      67,649      63,779
  Other amortization ............................       9,198       9,389       4,521
  Deferred income taxes .........................       2,690       9,767         855
  Tax credits, net ..............................       3,346       2,698       3,271
  Allowance for equity funds used during
    construction ................................     (11,741)    (10,202)     (9,064)
  Changes in assets and liabilities:
    Increase in accounts receivable .............      (7,704)     (2,345)     (6,696)
    Increase in accrued unbilled revenues .......         (31)     (5,260)     (3,700)
    Decrease (increase) in fuel oil stock .......     (15,021)      8,497      (3,778)
    Decrease (increase) in materials and
      supplies ..................................       1,596        (430)        131
    Increase in regulatory assets ...............        (418)     (4,247)     (9,885)
    Increase (decrease) in accounts
      payable ...................................      17,371      (5,971)     12,854
    Increase (decrease) in interest and
      preferred dividends payable ................      1,080       1,379      (1,757)
    Other ........................................    (16,257)     (9,711)    (14,170)
                                                    ---------   ---------   ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES ........    142,775     138,236     102,322
                                                    ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures .............................   (188,161)   (184,689)   (186,461)
Contributions in aid of construction .............      9,674      10,417      15,112
Payments on (issuance of) notes receivable .......      1,256      (6,825)         --
                                                    ---------   ---------   ---------

NET CASH USED IN INVESTING ACTIVITIES ............   (177,231)   (181,097)   (171,349)
                                                    ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in short-term
  borrowings from nonaffiliates and
  affiliate with original maturities
  of three months or less ........................    (12,833)     20,887      76,938
Proceeds from issuance of long-term debt .........    114,886      48,544      52,814
Repayment of long-term debt ......................    (30,000)    (21,000)    (48,027)
Redemption of preferred stock ....................     (2,795)     (3,094)     (1,886)
Preferred stock dividends ........................     (3,865)     (4,126)     (4,316)
Proceeds from issuance of common stock ...........     30,000      28,000      30,000
Common stock dividends ...........................    (57,003)    (38,007)    (28,511)
Other ............................................     (3,131)        983         787
                                                    ---------   ---------   ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES ........     35,259      32,187      77,799
                                                    ---------   ---------   ---------

Net increase (decrease) in cash and equivalents ..        803     (10,674)      8,772
CASH AND EQUIVALENTS, BEGINNING OF YEAR ..........         20      10,694       1,922
                                                    ---------   ---------   ---------

CASH AND EQUIVALENTS, END OF YEAR ................  $     823   $      20   $  10,694
                                                    =========   =========   =========

See accompanying "Notes to Consolidated Financial Statements."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries

--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

GENERAL

    Hawaiian Electric Company, Inc. is engaged in the business of generating, purchasing, transmitting, distributing and selling electric energy on the island of Oahu, and through its two subsidiaries, on the islands of Hawaii, Maui, Lanai and Molokai in the State of Hawaii.

BASIS OF PRESENTATION

    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ significantly from those estimates.

    Material estimates that are particularly susceptible to significant change relate to the determination of regulatory assets and the amounts reported for pension and other postretirement benefit obligations. Management believes that such estimates have been appropriately established in accordance with GAAP.

CONSOLIDATION

    The consolidated financial statements include the accounts of Hawaiian Electric Company, Inc. (HECO) and its wholly owned subsidiaries (collectively, the "Company"), Maui Electric Company, Limited (MECO) and Hawaii Electric Light Company, Inc. (HELCO). HECO is a wholly owned subsidiary of Hawaiian Electric Industries, Inc. (HEI).

    All significant intercompany accounts and transactions have been eliminated in consolidation.

PUBLIC UTILITIES COMMISSION REGULATION

    The Company is regulated by the Public Utilities Commission of the State of Hawaii (PUC) and accounts for the effects of regulation under Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, the actions of regulators can affect the timing of recognition of revenues, expenses, assets and liabilities.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. The cost of plant constructed by the Company includes applicable engineering, supervision, administrative and general expenses, and an allowance for the cost of funds used during the construction period. Upon the ordinary retirement or sale of plant, no gain or loss is recognized. The cost of the plant retired or sold and the cost of removal (net of salvage obtained) are charged to accumulated depreciation.

CONTRIBUTIONS IN AID OF CONSTRUCTION

    The Company receives contributions from customers for special construction requirements. As directed by the PUC, the contributions are amortized on a straight-line basis over 30 years, which approximates the estimated useful lives of the facilities for which the contributions were received. This amortization is an offset against depreciation expense.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

REVENUES

    Revenues are based on rates authorized by the PUC and include revenues applicable to electric energy consumed in the accounting period but not yet billed to the customers. Revenue amounts recorded under PUC approved interim rate adjustments are subject to refund, with interest, pending final authorization by the PUC.

    The rate schedules of the Company include energy cost adjustment clauses under which electric rates are adjusted for changes in the weighted average price paid for fuel oil and certain components of purchased power, and the relative amounts of company-generated power and purchased power.

POSTRETIREMENT BENEFITS

    Pension costs are charged primarily to expense and plant accounts. The Company's policy is to fund pension costs in amounts consistent with the requirements of the Employee Retirement Income Security Act of 1974. Certain postretirement health care and/or life insurance benefits are provided to eligible retired employees and the employees' beneficiaries and covered dependents. In 1996 and 1995, these postretirement benefits were charged primarily to expense and plant. In 1994, these postretirement benefits were charged primarily to regulatory assets and expense. See Note 10.

DEPRECIATION

    Depreciation of plant and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets. The Company's utility plant has service lives ranging from 30 to 45 years for production plant, from 26 to 50 years for transmission and distribution plant and from 10 to 45 years for general plant. The composite annual depreciation rate was 3.8% in 1996 and 1995 and 3.9% in 1994.

PREMIUM, DISCOUNT AND EXPENSE

    The expenses of issuing long-term debt securities and the premiums or discounts at which they were sold are amortized against income over the terms of the respective securities.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

    Allowance for funds used during construction (AFUDC) is an accounting practice whereby the costs of debt and equity funds used to finance plant construction are transferred from the income statement to construction in progress on the balance sheet. This procedure removes the effect of the costs of financing construction activity from the income statement and treats such costs in the same manner as construction labor and material costs.

    The weighted average gross-of-tax AFUDC rate was 9.2% in 1996 and 9.4% in 1995 and 1994, and reflected quarterly compounding.

INCOME TAXES

    HECO and its subsidiaries are included in the consolidated income tax returns of HECO's parent, HEI. Income tax expense has been computed for financial statement purposes as if HECO and its subsidiaries filed separate consolidated HECO income tax returns.

    Deferred income tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

    Federal and state tax credits are deferred and amortized over the estimated useful lives of the properties which qualified for the credits.

CASH FLOWS

    The Company considers cash on hand, deposits in banks, money market accounts, certificates of deposit, short-term commercial paper and reverse repurchase agreements with original maturities of three months or less to be cash and equivalents.

ENVIRONMENTAL EXPENDITURES

    The Company is subject to numerous federal and state statutes and governmental regulations pertaining to water quality, air quality and other environmental factors. In general, environmental contamination treatment costs are charged to expense, unless it is probable such costs will be recovered through rates authorized by the PUC. Also, environmental costs are capitalized if: the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned; the costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations; or the costs are incurred in preparing property for sale. Liabilities are recorded when environ-mental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Corresponding regulatory assets are recorded when it is probable that such costs would be allowed by the PUC as reasonable and necessary costs of service to be recovered in future rates.

    In October 1996, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." The provisions of the SOP are consistent with the Company's current policies and, accordingly, adoption of the SOP on January 1, 1997 did not have a material effect on the Company's financial condition, results of operations or liquidity.

ACCOUNTING CHANGE - 1996 IMPLEMENTATION

    In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows derived from an asset (undiscounted and without interest) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of that loss is based on the fair value of the asset. Generally, SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 also requires that a rate-regulated enterprise recognize an impairment loss for the amount of costs excluded by a regulator from the enterprise's rate base. The Company adopted the provisions of SFAS No. 121 on January 1, 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's financial condition, results of operations, or liquidity.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

2.  CUMULATIVE PREFERRED STOCK
--------------------------------------------------------------------------------

    The following series of cumulative preferred stock are redeemable only at the option of the respective company and are subject to voluntary liquidation provisions as follows:

                                                   Voluntary
                                                  liquidation     Redemption
                                                     price          price
                                                  December 31,   December 31,
Series                                                1996           1996
--------------------------------------------------------------------------------
C, D, E, H, J and K (HECO) .......................  $ 20.00        $ 21.00
I (HECO) .........................................    20.00          20.00
M (HECO) .........................................   100.00         101.00
A (HELCO) ........................................   101.00         101.00
A and B (MECO) ...................................   101.00         101.00
--------------------------------------------------------------------------------
    The following series of cumulative preferred stock are subject to mandatory sinking fund, voluntary liquidation and optional redemption provisions as indicated below:


                                                      Voluntary     Optional
                    Annual sinking fund provision    liquidation   redemption
                    -----------------------------      price         price
                  Number of shares    Commencement   December 31,  December 31,
                  ------------------
Series            Minimum   Maximum       date          1996           1996
--------------------------------------------------------------------------------
Q (HECO)..........  4,000     4,000      1/15/93       $100.00       $111.12
R (HECO).......... 10,000    20,000      1/15/95        100.00        105.25
C (HELCO).........  1,000     2,000     10/15/85        101.00        101.00
D (HELCO).........    500       500     10/15/88        105.32        105.32
E (HELCO).........    500       500     10/15/90        105.86        105.86
F (HELCO)......... 10,000    20,000      1/15/00        100.00        104.86
D (MECO)..........    950     1,900      7/15/89        101.00        101.00
F (MECO)..........  1,000     2,000     10/15/92        102.89        102.89
G (MECO)..........  8,333    16,667      1/15/00        100.00        104.46
--------------------------------------------------------------------------------

    Shares redeemed under the annual sinking fund provisions are redeemable at par value of $100.

    Under optional redemption provisions, shares are redeemable at the option of the respective company at redemption prices shown above (except that prior to specific dates, no shares of certain series of preferred stock may be redeemed). In the event of voluntary liquidation, preferred shareholders would be entitled, insofar as the assets of the Company would permit, to the liquidation prices shown above.

    The total sinking fund payments on preferred stock subject to mandatory redemption are expected to amount to $2,795,000 in 1997, $1,795,000 in 1998, $1,595,000 in 1999, $3,428,300 in 2000 and 2001 and a total of $25,913,400 thereafter.

    HECO is obligated to make dividend, redemption and liquidation payments on the preferred stock of either of its subsidiaries if the respective subsidiary is unable to make such payments, provided that such obligation is subordinated to any obligation to make payments on HECO's own preferred stock.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------


3.  COMMON STOCK
--------------------------------------------------------------------------------

    In 1996, 1995 and 1994 HECO issued 503,186, 489,510 and 554,857 shares of common stock to its parent, HEI, for $30 million, $28 million and $30 million, respectively.

4.  LONG-TERM DEBT
--------------------------------------------------------------------------------

    The first mortgage bonds are secured by separate indentures which purport to be liens on substantially all of the real and personal property now owned or hereafter acquired by the respective companies.

    The funds on deposit with trustees represent the undrawn proceeds from the issuance of the special purpose revenue bonds and earn interest at market rates. These funds are available only to pay for certain authorized construction projects and certain expenses related to the bonds.

    At December 31, 1996, the aggregate payments of principal required on long-term debt during the next five years are $13,000,000 in 1997, $30,000,000 in 1998 and nil in 1999, 2000 and 2001.

    In May 1996, the Department of Budget and Finance of the State of Hawaii issued tax-exempt special purpose revenue bonds in the principal amount of $75 million with a maturity of 30 years and a fixed coupon interest rate of 6.20%, and loaned the proceeds from the sale to HECO, HELCO and MECO. The bonds were issued at a discount, resulting in a yield of approximately 6.375%.

    In December 1996, the Department of Budget and Finance of the State of Hawaii issued tax-exempt special purpose revenue bonds in the principal amount of $50 million with a maturity of 30 years and a fixed coupon interest rate of 5 7/8%, and loaned the proceeds from the sale to HECO, HELCO and MECO. The bonds were issued at a discount, resulting in a yield of approximately 5.9%.

5.  SHORT-TERM BORROWINGS
--------------------------------------------------------------------------------


    Short-term borrowings from nonaffiliates at December 31, 1996 and 1995 had a weighted average interest rate of 5.7% and 6.1%, respectively, and consisted entirely of commercial paper.

    The Company maintained bank lines of credit which totaled approximately $170 million and $145 million at December 31, 1996 and 1995, respectively. In January 1997 the Company decreased its bank lines of credit to $140 million.
The lines of credit support the issuance of commercial paper. There were no borrowings against any line of credit during 1996 and 1995.

6.  REGULATORY ASSETS
--------------------------------------------------------------------------------

    In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements reflect assets and costs based on current cost-based rate-making regulations. Continued accounting under SFAS No. 71 requires that certain criteria be met. A utility's operations or a portion of its operations can cease to meet the criteria for various reasons, including a change in the method of regulation or a change in the competitive environment for regulated services. A utility whose operations or portion of operations cease to meet these criteria should discontinue application of SFAS No. 71 and write off any regulatory assets and liabilities for those operations that no longer meet the requirements of SFAS No. 71. Management believes the Company's operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

should change so that the criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations, financial condition and/or liquidity would result.

    Regulatory assets at December 31, 1996 and 1995 included the following deferred costs:

December 31                                                     1996   1995
--------------------------------------------------------------------------------
(in thousands)

Income taxes................................................   $40,944  $31,684
Postretirement benefits other than pensions.................    28,636   30,426
Integrated resource planning costs..........................     7,354    9,425
Vacation earned, but not yet taken..........................     6,392    6,236
Unamortized debt expense on retired issuances...............     6,207    6,860
Preliminary plant costs on suspended project................     5,759    5,759
Computer system development costs...........................     1,665    4,602
Other.......................................................     1,423    2,122
                                                               -------  -------
                                                               $98,380  $97,114
                                                               =======  =======
    In 1995, the Company applied to the PUC for recovery of the preliminary plant costs on suspended project.

7.  INCOME TAXES
--------------------------------------------------------------------------------

    The components of income taxes charged to operating expenses were as follows:

Years ended December 31                               1996     1995      1994
-------------------------------------------------------------------------------
(in thousands)

Federal:
  Current.......................................    $46,491   $35,553   $37,422
  Deferred......................................      3,625     9,761     2,133
  Deferred tax credits, net.....................     (1,796)   (1,702)   (1,922)
                                                    -------   -------   -------
                                                     48,320    43,612    37,633
                                                    -------   -------   -------
State:
  Current........................................     3,688     2,751     2,359
  Deferred.......................................       741     1,658       315
  Deferred tax credits, net......................     3,421     2,698     3,513
                                                    -------   -------   -------
                                                      7,850     7,107     6,187
                                                    -------   -------   -------
Total.............................................  $56,170   $50,719   $43,820
                                                    =======   =======   =======

    Income tax benefits related to nonoperating activities, included in "Other, net" on the consolidated statements of income, amounted to $282,000, $521,000 and $232,000 for 1996, 1995 and 1994, respectively.

    A reconciliation between income taxes charged to operating expenses and the amount of income taxes computed at the federal statutory rate of 35% on income before income taxes and preferred stock dividends follows:

Years ended December 31                               1996      1995     1994
-------------------------------------------------------------------------------
(in thousands)

Amount at the federal statutory income tax rate.. $50,416 $45,675 $39,420 State income taxes on operating income, net of
  effect on federal income taxes.................      5,102    4,620    4,022
Other............................................        652      424      378
                                                     -------  -------  -------
Income taxes charged to operating expenses.......    $56,170  $50,719  $43,820
                                                     =======  =======  =======

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

    The tax effects of temporary differences which give rise to deferred tax assets and liabilities were as follows:

December 31                                                              1996      1995
-----------------------------------------------------------------------------------------
(in thousands)

Deferred tax assets:
  Property, plant and equipment...............................         $  9,217  $  8,019
  Contributions in aid of construction and customer advances..           55,305    53,709
  Other.......................................................           12,357    12,690
                                                                       --------  --------
                                                                         76,879    74,418
                                                                       --------  --------

Deferred tax liabilities:
  Property, plant and equipment...............................          163,458   160,531
  Regulatory assets...........................................           15,878    12,322
  Other.......................................................           17,156    18,528
                                                                       --------  --------
                                                                        196,492   191,381
                                                                       --------  --------
Net deferred income tax liability.............................         $119,613  $116,963
                                                                       ========  ========

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

    Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. There was no valuation allowance provided for deferred tax assets as of December 31, 1996 and 1995.


8.  CASH FLOWS
--------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Cash paid during 1996, 1995 and 1994 for interest (net of AFUDC-Debt) and income taxes was as follows:

Years ended December 31                                 1996     1995     1994
--------------------------------------------------------------------------------
(in thousands)

Interest............................................  $40,235  $36,161  $35,001
                                                      =======  =======  =======

Income taxes........................................  $44,296  $43,148  $40,849
                                                      =======  =======  =======

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES

    The allowance for equity funds used during construction, which was charged primarily to construction in progress, amounted to $11,741,000, $10,202,000 and $9,064,000 in 1996, 1995 and 1994, respectively.

    The estimated fair value of noncash contributions in aid of construction amounted to $4,680,000, $10,552,000 and $5,556,000 in 1996, 1995 and 1994,
respectively.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

9.  MAJOR CUSTOMERS
--------------------------------------------------------------------------------

     HECO and its subsidiaries derived approximately 10% of their operating revenues from the sale of electricity to various federal government agencies in 1996, 1995 and 1994. These revenues amounted to $107,606,000 in 1996,
$97,175,000 in 1995 and $89,479,000 in 1994.

10.  POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

PENSIONS

    HECO and its subsidiaries participate in several of HEI's defined benefit pension plans which cover substantially all employees of HECO and its subsidiaries. Benefits are based on the employees' years of service and base compensation.

    The funded status of HECO and its subsidiaries' portion of the HEI pension plans and the amounts recognized in the consolidated financial statements were as follows:

December 31                                                             1996    1995
----------------------------------------------------------------------------------------
(in thousands)

Accumulated benefit obligation:
  Vested....................................................          $364,663   $343,452
  Nonvested.................................................            39,533     36,838
                                                                      --------   --------
                                                                      $404,196   $380,290
                                                                      ========   ========

Projected benefit obligation................................          $500,519   $473,398
Plan assets at fair value, primarily equity securities
  and fixed income investments..............................           528,932    471,840
                                                                      --------   --------
Projected benefit obligation in excess of (less than) plan
  assets....................................................           (28,413)     1,558
Unrecognized prior service cost.............................              (252)      (177)
Unrecognized net gain.......................................            43,748     14,235
Unrecognized net transition obligation......................           (14,586)   (16,878)
Adjustment required to recognize minimum liability..........               276        405
                                                                      --------   --------
Accrued (prepaid) pension liability.........................          $    773   $   (857)
                                                                      ========   ========

    Plans with an accumulated benefit obligation exceeding plan assets at fair value were not material. For all pension plans, at December 31, 1996 and 1995, the assumed discount rate used to measure the projected benefit obligation was 7%.

    Net periodic pension cost included the following components:

Years ended December 31                                        1996     1995    1994
---------------------------------------------------------------------------------------
(in thousands)

Service cost-benefits earned during the period..          $ 16,386   $ 12,701   $ 14,469
Interest cost on projected benefit obligation...            32,274     30,369     27,803
Actual loss (return) on plan assets.............           (65,002)   (99,313)    10,775
Amortization and deferral, net..................            29,662     66,253    (37,154)
                                                          --------   --------   --------
Net periodic pension cost.......................          $ 13,320   $ 10,010   $ 15,893
                                                          ========   ========   ========

    Of these net periodic pension costs, $8,968,000, $6,686,000 and $10,801,000 were expensed in 1996, 1995 and 1994, respectively, and the remaining amounts were charged primarily to electric utility plant.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

    The expected long-term rate of return on assets was 9% for 1996 and 1995 and 8% for l994. The assumed rate of increase in future compensation levels was 5% for 1996, 1995 and 1994.

    The transition obligation (the projected benefit obligation in excess of plan assets at January 1, 1987) is being amortized ratably over 16 years beginning in 1987.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Company provides various postretirement benefits other than pensions to eligible employees upon retirement. Health and life insurance benefits are provided to eligible employees upon their retirement. Health benefits are provided with contributions by retirees toward costs based on their years of service and retirement date. Employees are eligible for these benefits if, upon retirement, they participate in one of the Company's defined benefit pension plans. The Company began funding some of these benefits in December 1994.

    In February 1992, the PUC opened a generic docket to determine whether SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," should be adopted for rate-making purposes. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106. In November 1994, the PUC issued a decision and order (D&O) authorizing recovery of the full cost of postretirement benefits other than pensions effective January 1, 1995. The companies were required to fund the recovered SFAS No. 106 costs. The regulatory asset established from January 1, 1993 through December 31, 1994 for postretirement benefits other than pensions is being amortized ratably over 18 years beginning in 1995 for rate-making and financial reporting purposes. In December 1995, however, the PUC issued a D&O in a rate case proceeding which did not provide revenue to cover the Company's costs relating to postretirement executive life insurance and the Company wrote off the regulatory asset relating to such costs, resulting in a 1995 after-tax charge of $1.l million.

    The funded status of the postretirement benefit plans and the amounts recognized in the consolidated financial statements were as follows:

December 31                                                  1996     1995
--------------------------------------------------------------------------------
(in thousands)

Accumulated postretirement benefit obligation:
  Retirees..............................................  $ 62,559   $  61,243
  Fully eligible active plan participants...............    48,436      43,895
  Other active plan participants........................    59,586      54,692
                                                          --------   ---------
                                                           170,581     159,830
Plan assets at fair value, primarily equity securities
  and fixed income investments..........................    38,595      23,357
                                                          --------   ---------
Accumulated postretirement benefit obligation in
  excess of plan assets.................................   131,986     136,473
Unrecognized net gain...................................        14       3,013
Unrecognized net transition obligation..................   (99,986)   (106,492)
                                                          --------   ---------
Accrued postretirement benefits liability...............  $ 32,014   $  32,994
                                                          ========   =========
    At December 31, 1996 and 1995, the assumed discount rate used to measure the accumulated postretirement benefit obligation was 7%.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

    Net periodic postretirement benefit cost included the following components:

Years ended December 31                        1996      1995     1994
--------------------------------------------------------------------------------
(in thousands)

Service cost..............................  $ 5,677   $ 4,878   $ 4,642
Interest cost.............................   11,228    10,836     9,284
Actual return on plan assets..............   (3,078)     (937)       --
Amortization and deferral, net............    6,660     6,605     6,264
                                            -------   -------   -------
Net periodic postretirement benefit cost..  $20,487   $21,382   $20,190
                                            =======   =======   =======

    Of the net periodic postretirement benefit costs, $2,573,000 was expensed in 1994, and the remaining amounts were charged primarily to regulatory assets, and also to electric utility plant and other accounts. In 1996 and 1995, $14,664,000 and $15,351,000 were expensed, respectively, and the remaining amounts were charged primarily to electric utility plant.

    For 1996, the expected long-term rate of return on assets for trusts which were not subject to federal income taxes was 9%. At December 31, 1996 and 1995, trusts holding plan assets with a fair value of $2.3 million and $5.9 million, respectively, were subject to income taxes at a rate of 45%. The after-tax expected long-term rate of return on these plan assets was 6% for 1996 and 1995. For 1996, 1995 and 1994, the assumed rate of increase in future compensation levels was 5%.

    At December 31, 1996, the assumed health care trend rates for 1997 and future years were as follows: medical, 6.5%; dental, 5.0% and vision, 4.0%. The health care cost trend rate assumption can have a significant effect on the amounts reported. For example, a 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation at December 31, 1996 by approximately $23.1 million and the service and interest costs for 1996 by approximately $2.5 million.

    The transition obligation (the accumulated postretirement benefit obligation at January 1, 1993) is being amortized ratably over 20 years beginning in 1993.


11.  COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

INTERIM RATE INCREASES

    At December 31, 1996, amounts recognized under interim rate increases and subject to refund amounted to $8.5 million.

FUEL CONTRACTS AND OTHER PURCHASE COMMITMENTS

    HECO and its subsidiaries have contractual agreements to purchase minimum amounts of 0.5% sulfur and 2.0% sulfur residual fuel oils and 0.4% sulfur diesel fuel through 1997 at prices which are tied to the market prices of petroleum products in Singapore, Los Angeles and the U.S. Pacific Northwest, respectively. Based on the average price per barrel prevailing as of January 1, 1997, the estimated amount of required purchases for 1997 is $254 million. The actual amount of purchases in 1997 could vary substantially from this estimate as a result of changes in market prices and other factors. HECO and its subsidiaries purchased $261 million, $194 million and $186 million of fuel under these or prior contractual agreements in 1996, 1995 and 1994, respectively. New contracts to replace expiring ones are expected to be entered into in the normal course of business.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

    At December 31, 1996, the Company had purchase commitments, other than fuel and power purchase contracts, amounting to approximately $47 million.

POWER PURCHASE AGREEMENTS

    As of December 31, 1996, the Company had power purchase agreements for 474 megawatts (MW) of firm capacity, representing approximately 22% of their total generating capabilities and purchased power firm capacities. Rate recovery is allowed for energy and firm capacity payments under these agreements. Assuming that each of the agreements remains in place and the minimum availability criteria in the power purchase agreements are met, aggregate minimum fixed capacity charges are expected to be approximately $109 million in 1997, $106 million in 1998, $109 million in 1999, $102 million each in 2000 and 2001 and a total of $2.0 billion in 2002 through 2028.

    In general, payments under the power purchase agreements for 474 MW of firm capacity are based upon available capacity and energy. Payments for capacity generally are not required if the contracted capacity is not available, and payments are reduced, under certain conditions, if available capacity drops below contracted levels. In general, the payment rates for capacity have been pre-determined for the terms of the agreements. The energy payment will vary over the terms of the agreements and the Company may pass on changes in the fuel component of the energy charges to customers through energy cost adjustment clauses in its rate schedules. The Company does not operate nor participate in the operation of any of the facilities that provide power under the agreements. Title to the facilities does not pass to the Company upon expiration of the agreements, and the agreements do not contain bargain purchase options with respect to the facilities.

HECO POWER OUTAGE

    On April 9, 1991, HECO experienced a power outage that affected all customers on the island of Oahu. The PUC initiated an investigation of the April 9, 1991 outage, which was consolidated with a pending investigation of an outage that occurred in 1988. Power Technologies, Inc. (PTI), an independent consultant hired by HECO with the approval of the PUC, investigated the 1991 outage. HECO is implementing certain of PTI's recommendations and provides the PUC with a quarterly summary of its progress on those recommendations. Management cannot predict the timing and outcome of any PUC D&O that may be issued, if any, with respect to the outages.

HELCO POWER SITUATION

    BACKGROUND. In 1991, HELCO identified the need, beginning in 1994, for additional generation to provide for forecast load growth while maintaining a satisfactory generation reserve margin, to address uncertainties about future deliveries of power from existing firm power producers and to permit the retirement of older generating units. Accordingly, HELCO proceeded with plans to install at its Keahole power plant site two 20-MW combustion turbines (CT-4 and CT-5), followed by an 18-MW heat steam recovery generator (ST-7), at which time these units would be converted to a 56-MW (net) combined-cycle unit. In January 1994, the PUC approved expenditures for CT-4, which HELCO had planned to install in late 1994.

    Despite HELCO's best efforts to install this additional generation, the schedule for the installation of HELCO's phased combined-cycle unit at the Keahole power plant site has been revised due to delays in (a) obtaining approval from the Hawaii Board of Land and Natural Resources (BLNR) of the Conservation District Use Permit (CDUP) amendment and (b) obtaining from the Department of Health of the

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

State of Hawaii (DOH) and the U.S. Environmental Protection Agency (EPA) the air quality Prevention of Significant Deterioration/Covered Source (PSD) permit for the Keahole power plant site.

    CDUP AMENDMENT. On January 3, 1997, the Third Circuit Court of the State of Hawaii issued a decision on HELCO's appeal of an order of the BLNR. The decision in effect allows HELCO to use its Keahole property as requested in its application for the CDUP amendment. Entry of final judgment on all unresolved
issues is pending.    While this decision is subject to appeal upon entry of
final judgment, management believes that HELCO would ultimately prevail and the decision would be upheld.

    PSD PERMIT. In a November 1995 letter to the DOH, the EPA declined to sign HELCO's PSD permit for the combined-cycle unit on the basis that a different emission control technology should be used. After HELCO proposed to the DOH to reduce net nitrogen oxide emission increases by retiring and/or reducing the use of certain existing Keahole diesel units, the EPA stated that it found the netting proposal procedurally and substantively acceptable, and that if emission increases were kept below significance levels, it would not require the use of any particular emission control technology. In December 1996, the DOH proposed a revised draft air permit which reflected HELCO's netting proposal and was acceptable to HELCO. A public hearing relating to the modifications in the revised draft permit was held on March 3, 1997. Management believes that HELCO will obtain the required PSD permit.

    DECLARATORY JUDGEMENT ACTION. On February 5, 1997, the Keahole Defense Coalition and three individuals filed a lawsuit in the Third Circuit Court of the State of Hawaii against HELCO, the director of the DOH, and the BLNR, seeking declaratory rulings that, with regard to the Keahole project, one or more of the defendants had violated, or could not allow the plant to operate without violating, the State Clean Air Act, the State Noise Pollution Act, conditions of HELCO's conditional use permit, covenants of HELCO's land patent and Hawaii administrative rules regarding standard conditions applicable to land permits. While management believes the allegations are without merit, it is too early to predict the outcome of this lawsuit. HELCO intends to vigorously defend against the claims raised.

    IPP COMPLAINTS. Two independent power producers (IPPs), Kawaihae Cogeneration Partners (KCP) and Enserch Development Corporation (Enserch), filed separate complaints against HELCO with the PUC in 1993 and 1994, respectively, alleging that they are entitled to power purchase contracts to provide HELCO with additional capacity which they claim would be a substitute for HELCO's planned 56-MW combined-cycle unit at Keahole. Under HELCO's current estimate of generating capacity requirements, there is a near term need for capacity in addition to the capacity which might be provided by either of the proposed IPP units.

    In September 1995, the PUC allowed HELCO to continue to pursue construction of and commit expenditures for the second combustion turbine (CT-5) and the steam recovery generator (ST-7)for its planned combined-cycle unit, stating in its order that "no part of the project may be included in HELCO's rate base unless and until the project is in fact installed, and is used and useful for utility purposes." In view of permitting delays and the need for power, the PUC also ordered HELCO to continue negotiating with the IPPs and directed that the facility to be built (i.e., either HELCO's or one of the IPPs') should be the one that can be most expeditiously put into service at "allowable cost."

    On January 26, 1996, the PUC ordered HELCO to continue in good faith to negotiate a power purchase agreement with KCP. Status reports were filed with the PUC in March 1996. On December 12, 1996, KCP filed directly with the PUC a new proposal pursuant to which it would construct a facility and have HELCO operate and manage the facility. Although the new proposal had not been submitted to or negotiated with HELCO, KCP asked the PUC to compel HELCO to enter into the

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

agreement. On December 19, 1996, HELCO filed a Motion to Dismiss or to extend the time for responding. On March 10, 1997, the PUC denied KCP's motion to compel HELCO to enter into KCP's proposed agreement, noting that KCP's proposal was in the nature of a lease of a generating facility, rather than a power purchase agreement within the purview of the Public Utility Regulatory Policies Act of 1978. The PUC Order also confirmed the importance of placing the next generating unit on line as quickly as possible to meet the recognized generation shortfall on the island of Hawaii, and directed KCP and HELCO to resume negotiations aimed at finalizing a power purchase agreement. The Order directs HELCO and KCP to submit to the PUC, within 45 days of the Order, either a finalized power purchase agreement or a written report on the matters preventing an agreement, including specific positions on each disputed issue, as to which the parties may request a hearing or submit to the PUC for resolution.

    On October 4, 1996, the PUC issued its D&O that, among other things, required HELCO and Enserch to continue to negotiate on an expeditious basis and, within 75 days, to submit to the PUC either a finalized power purchase agreement or reports on matters that are preventing the finalization of an agreement. The parties were not able to finalize a power purchase agreement within the 75 days and, accordingly, filed status reports with the PUC in December 1996 and January 1997. Negotiations are ongoing.

    Management cannot determine at this time whether the negotiations with the IPPs and related PUC proceedings will result in a power purchase agreement.

    COSTS INCURRED. As of December 31, 1996, HELCO's costs incurred in its efforts to put into service its combined-cycle unit amounted to $49.2 million, including approximately $26.8 million for equipment and material purchases, approximately $10.3 million for planning, engineering, permitting, site development and other costs and approximately $12.1 million as an allowance for funds used during construction.

    CONTINGENCY PLANNING. In June 1995, HELCO filed with the PUC its generation resource contingency plan detailing alternatives and mitigation measures to address possible further delays in obtaining the permits necessary to construct its combined-cycle unit. HELCO arranged for additional firm capacity to be provided by its existing firm power producers, obtained contracts shifting loads to off-peak hours, deferred generation unit retirements and, in January 1996,
began the implementation of its energy-efficiency   DSM programs.  These
measures have helped HELCO maintain its reserve margin and reduce the risk of capacity shortages.

    In January 1996, the PUC opened a proceeding to evaluate HELCO's contingency resource plan and HELCO's efforts to insure system reliability. HELCO filed reports in March and October 1996 to update the PUC on its contingency plan and its implementation.

ENVIRONMENTAL REGULATION

    By letters in January and February 1995, the DOH advised HECO and others that it was conducting an investigation to determine the nature and extent of actual or potential releases of hazardous substances, oil, pollutants or contaminants at or near Honolulu Harbor and requested information regarding past hazardous substances and oil spills that may have occurred. HECO provided responses to the DOH letters. The DOH issued letters in December 1995, indicating that it had identified a number of parties, including HECO, who appear to be either potentially responsible for the contamination and/or operate their facilities upon contaminated land. The DOH met with these identified parties in January 1996 to inform them of its findings and to establish the framework to determine remedial and cleanup requirements. A Technical Workgroup (comprised of certain of the parties identified in the December 1995 DOH letter, including HECO, Chevron U.S.A. Inc., Shell Oil Products Company and others) was formed to conduct independent voluntary investigations relative to this issue.

    Because the process for determining appropriate remedial and cleanup action, if any, is at an early stage, management cannot predict at this time the costs of further site analysis or future remediation and cleanup requirements, nor can it estimate when such costs would be incurred. Certain of the costs incurred may be claimed and covered under insurance policies, but such coverage is not determinable at this time.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

12.  REGULATORY RESTRICTIONS ON DISTRIBUTIONS TO PARENT
--------------------------------------------------------------------------------

    At December 31, 1996, net assets (assets less liabilities) of approximately $371 million were not available for transfer to HEI in the form of dividends, loans or advances without regulatory approval.


13.  RELATED-PARTY TRANSACTIONS
--------------------------------------------------------------------------------

    HEI charged HECO and its subsidiaries for general management and administrative services totaling $2,254,000, $2,469,000 and $2,417,000 in 1996,
1995 and 1994, respectively. The amounts charged by HEI to its subsidiaries are allocated primarily on the basis of actual labor hours.

    HEI also charged HECO for data processing services totaling $3,094,000, $3,461,000 and $3,554,000 in 1996, 1995 and 1994, respectively.

    HECO's borrowings from HEI totaled nil and $7,000,000 at December 31, 1996 and 1995, respectively. The interest charged on short-term borrowings from HEI is computed based on HECO's short-term borrowing interest rate. Interest charged by HEI to HECO totaled $289,000, $621,000 and $77,000 in 1996, 1995 and 1994, respectively.


14.  SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
--------------------------------------------------------------------------------

    HECO and its subsidiaries are regulated operating electric public utilities engaged in the generation, purchase, transmission, distribution and sale of electricity on the islands of Oahu, Hawaii, Maui, Lanai and Molokai in the State of Hawaii. HECO and its subsidiaries provide the only electric public utility service on the islands they serve. HECO and its subsidiaries grant credit to customers, all of whom reside or conduct business in the State of Hawaii.


15.  FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

    The following methods and assumptions were used to estimate the fair value of each applicable class of financial instruments for which it is practicable to estimate that value:

    CASH AND EQUIVALENTS.    The carrying amount approximates fair value because
of the short maturity of these instruments.

    NOTES RECEIVABLE.    Fair value is estimated by discounting future cash
flows using rates offered by local lending institutions for loans of similar terms to companies with comparable credit risk.

    SHORT-TERM BORROWINGS.    The carrying amount approximates fair value
because of the short maturity of these instruments.

    LONG-TERM DEBT.    Fair value is estimated based on quoted market prices for
the same or similar issues of debt.

    CUMULATIVE PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION.    There are no
quoted market prices for the Company's preferred stocks. Fair value is estimated based on quoted market prices for similar issues of preferred stock.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

The estimated fair values of the Company's financial instruments were as follows:

December 31                                      1996                  1995
-------------------------------------------------------------------------------
                                         Estimated   Estimated
                                         Carrying      fair     Carrying    fair
                                          amount       value     amount    value
-------------------------------------------------------------------------------
(in thousands)

FINANCIAL ASSETS:
  Cash and equivalents................ $    823   $    823  $     20  $     20
  Notes receivable....................    5,569      5,500     6,825     6,760

FINANCIAL LIABILITIES:
  Short-term borrowings from
  nonaffiliates and affiliate.........  125,920    125,920   138,753   138,753
  Long-term debt, net, including
    amounts due within one year.......  602,226    612,192   517,209   529,132

CUMULATIVE PREFERRED STOCK SUBJECT
  TO MANDATORY REDEMPTION, INCLUDING
  SINKING FUND REQUIREMENTS...........   38,955     41,086    41,750    43,737
-------------------------------------------------------------------------------

    LIMITATIONS.    Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered.

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

16.  SUMMARIZED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

    Summarized financial information for HECO's consolidated subsidiaries, HELCO and MECO, was as follows:

HAWAII ELECTRIC LIGHT COMPANY, INC.

December 31                                                1996     1995
-------------------------------------------------------------------------------
(in thousands)

BALANCE SHEET DATA
Current assets.........................................   $ 26,345  $ 23,485
Noncurrent assets......................................    390,464   368,785
                                                          --------  --------
                                                          $416,809  $392,270
                                                          ========  ========

Common stock equity....................................   $143,212  $136,929
Cumulative preferred stock:
  Not subject to mandatory redemption..................     10,000    10,000
  Subject to mandatory redemption, net of sinking fund
    payments due within one year.......................      7,200     7,500
Current liabilities....................................     73,650    64,234
Noncurrent liabilities.................................    182,747   173,607
                                                          --------  --------
                                                          $416,809  $392,270
                                                          ========  ========

Years ended December 31                          1996      1995      1994
-----------------------------------------------------------------------------
(in thousands)

INCOME STATEMENT DATA
Operating revenues.............................  $153,202  $135,730  $128,706
Operating income...............................    15,984    15,959    11,821
Net income for common stock....................    14,673    13,109     8,420

-------------------------------------------------------------------------------

MAUI ELECTRIC COMPANY, LIMITED

December 31                                                   1996     1995
-------------------------------------------------------------------------------
(in thousands)

BALANCE SHEET DATA
Current assets..........................................      $ 30,701  $ 27,161
Noncurrent assets.......................................       366,489   306,191
                                                              --------  --------
                                                              $397,190  $333,352
                                                              ========  ========

Common stock equity.....................................      $147,573  $126,458
Cumulative preferred stock:
  Not subject to mandatory redemption...................         8,000     8,000
  Subject to mandatory redemption, net of sinking fund
    payments due within one year........................         5,960     6,055
Current liabilities.....................................        41,700    57,551
Noncurrent liabilities..................................       193,957   135,288
                                                              --------  --------
                                                              $397,190  $333,352
                                                              ========  ========

Years ended December 31                                1996      1995     1994
--------------------------------------------------------------------------------
(in thousands)

INCOME STATEMENT DATA
Operating revenues...............................   $145,776  $128,707  $120,966
Operating income..................................    17,124    16,575    16,251
Net income for common stock.......................    14,744    11,798    10,196
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
HAWAIIAN ELECTRIC COMPANY, INC. and Subsidiaries
--------------------------------------------------------------------------------

17.  CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (unaudited)
--------------------------------------------------------------------------------

    Selected quarterly consolidated financial information for 1996 and 1995 was as follows:

                                                   Quarter ended
----------------------------------------------------------------------------         Year ended 1996
1996                             March 31     June 30   Sept. 30     Dec. 31         Dec. 31
-------------------------------------------------------------------------------------------------------
(in thousands)

Operating revenues.....         $245,944     $262,807   $282,395     $280,280          $1,071,426

Operating income.......           24,695       27,608     31,802       24,686             108,791

Net income for common
  stock................           17,539       19,888     23,839       20,082              81,348
-------------------------------------------------------------------------------------------------------

1995
-------------------------------------------------------------------------------------------------------
(in thousands)

Operating revenues.....         $231,176     $242,646   $260,123     $248,045/1/          $981,990

Operating income.......           23,206       24,505     32,264       22,747/1/           102,722

Net income for common
  stock................           15,800       17,540     24,819       14,738/1/            72,897
-------------------------------------------------------------------------------------------------------


/1/Includes the effect of HECO's accrual for a $10 million refund to customers for the amounts recovered under interim rates in 1995 in excess of final approved rates, with interest.

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Board of Directors
 and Stockholder
Hawaiian Electric Company, Inc.:


We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Hawaiian Electric Company, Inc. (a wholly owned subsidiary of Hawaiian Electric Industries, Inc.) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawaiian Electric Company, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/  KPMG Peat Marwick LLP

Honolulu, Hawaii
January 24, 1997
except as to the tenth, eleventh
and fourteenth paragraphs
of Note 11, which are as of
March 10, 1997

DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

                        HAWAIIAN ELECTRIC COMPANY, INC.
                                   DIRECTORS

ROBERT F. CLARKE, 54, 1990             DIANE J. PLOTTS, 61, 1991 (1)
RICHARD HENDERSON, 68, 1970            T. MICHAEL MAY, 50, 1995
EDWIN L. CARTER, 71, 1996 (1)          PAUL C. YUEN, 68, 1993 (1)
PAUL A. OYER, 56, 1985

(1)  Audit committee member.           Note: Year indicates first elected or
                                       ----
                                       appointed.  All directors serve one
                                       year terms.

                                   OFFICERS

ROBERT F. CLARKE                       THOMAS L. JOAQUIN
Chairman of the Board                  Vice President-Power Supply

T. MICHAEL MAY                         RICHARD L. O'CONNELL
President and Chief Executive Officer  Vice President-Customer Operations

JACKIE MAHI ERICKSON                   PAUL A. OYER
Vice President-General Counsel and     Financial Vice President and
Government Relations                   Treasurer

CHARLES M. FREEDMAN                    ERNEST T. SHIRAKI
Vice President-Corporate Excellence    Controller

EDWARD Y. HIRATA                       MOLLY M. EGGED
Vice President-Regulatory Affairs      Secretary

THOMAS J. JEZIERNY                     MARVIN A. HAWTHORNE
Vice President-Energy Delivery         Assistant Treasurer

                      HAWAII ELECTRIC LIGHT COMPANY, INC.
                                   DIRECTORS

T. MICHAEL MAY                         DENZIL W. ROSE
RICHARD HENDERSON                      DONALD K. YAMADA
WARREN H. W. LEE

                                   OFFICERS

T. MICHAEL MAY                         MICHAEL F. H. CHANG
Chairman of the Board                  Assistant Treasurer

WARREN H. W. LEE                       PAUL N. FUJIOKA
President                              Assistant Treasurer

PAUL A. OYER                           MARVIN A. HAWTHORNE
Financial Vice President and Treasurer Assistant Treasurer

EDWARD Y. HIRATA                       DEORNA L. IKEDA
Vice President                         Assistant Treasurer

MOLLY M. EGGED                         WILLIAM J. STORMONT
Secretary                              Assistant Secretary

                        MAUI ELECTRIC COMPANY, LIMITED
                                    DIRECTORS

T. MICHAEL MAY                         SANFORD J. LANGA
GLADYS C. BAISA                        B. MARTIN LUNA
WILLIAM A. BONNET                      ANNE M. TAKABUKI

                                    OFFICERS

T. MICHAEL MAY                         MARVIN A. HAWTHORNE
Chairman of the Board                  Assistant Treasurer

WILLIAM A. BONNET                      DUANE T. HAYASHI
President                              Assistant Treasurer

PAUL A. OYER                           STANLEY T. NAKAMOTO
Financial Vice President and Treasurer Assistant Treasurer

EDWARD Y. HIRATA                       MICHAEL E. KAM
Vice President                         Assistant Treasurer

MOLLY M. EGGED                         EILEEN S. WACHI
Secretary                              Assistant Secretary



                                      36